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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
              UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
                1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
                SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                                Commission File Number 333-46957

                         LIBERTY GROUP PUBLISHING, INC.
             (Exact name of registrant as specified in its charter)

                           3000 DUNDEE ROAD, SUITE 202
                           NORTHBROOK, ILLINOIS 60062
                                 (847) 272-2244
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   14 3/4% SERIES A SENIOR REDEEMABLE EXCHANGEABLE CUMULATIVE PREFERRED STOCK
                    14 3/4% SUBORDINATED EXCHANGE DEBENTURES
                    11 5/8% SENIOR DISCOUNT DEBENTURES DUE 2009
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                              --------------------

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)     [ ]         Rule 12h-3(b)(1)(i)      [X]
      Rule 12g-4(a)(1)(ii)    [ ]         Rule 12h-3(b)(1)(ii)     [ ]
      Rule 12g-4(a)(2)(i)     [ ]         Rule 12h-3(b)(2)(i)      [ ]
      Rule 12g-4(a)(2)(ii)    [ ]         Rule 12h-3(b)(2)(ii)     [ ]
                                          Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date:

                                      None.

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Liberty Group Publishing, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized.



Date:  March 31, 2005                        LIBERTY GROUP PUBLISHING, INC.


                                             By: /s/ Kenneth L. Serota
                                                --------------------------------
                                             Name:  Kenneth L. Serota
                                             Title: President, Chief Executive
                                                    Officer and Chairman of the
                                                    Board of Directors